UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Par Petroleum Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-1060803
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

370 17th Street, Suite 4300, Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number which this form relates:              (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

As previously disclosed, on December 16, 2011, Delta Petroleum Corporation (now known as Par Petroleum Corporation, the “Company”) and its subsidiaries Amber Resources Company of Colorado, DPCA, LLC, Delta Exploration Company, Inc., Delta Pipeline, LLC, DLC, Inc., CEC, Inc. and Castle Texas Production Limited Partnership filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 6, 2012, Castle Exploration Company, Inc., a subsidiary of Delta Pipeline, LLC (collectively, with Delta Petroleum Corporation and the aforementioned subsidiaries, the “Debtors”), also filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ chapter 11 cases were consolidated for the purpose of joint administration under the caption In re Delta Petroleum Corporation, et al., Case No. 11-14006 (KJC). On August 16, 2012, the Bankruptcy Court entered an order confirming the Third Amended Joint Chapter 11 Plan of Reorganization of Delta Petroleum Corporation and Its Debtor Affiliates dated August 13, 2012 (as confirmed, the “Plan”). On August 31, 2012 (the “Effective Date”), the Debtors consummated their reorganization under the Bankruptcy Code and the Plan became effective. On the Effective Date, Delta Petroleum Corporation changed its named to Par Petroleum Corporation.

Pursuant to the Plan, on the Effective Date, all outstanding securities of the Company, including all shares of the Company’s common stock outstanding prior to the Effective Date, were cancelled. This Registration Statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended, the Company’s new common stock, par value $.01 per share, shares of which were issued on the Effective Date pursuant to the Plan. The form of share certificate for such new common stock is filed herewith as Exhibit 4.1.

Restated Certificate and Restated Bylaws

Pursuant to the Plan, on the Effective Date, the Company’s certificate of incorporation and bylaws were amended and restated in their entirety. Each of the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”) and Amended and Restated Bylaws (the “Restated Bylaws”) became effective on the Effective Date. Under the Restated Certificate, the total number of all shares of capital stock that the Company is authorized to issue is 303 million shares, consisting of 300 million shares of the Company’s common stock, par value $.01 per share, and three million shares of preferred stock, par value $0.01 per share.

The following describes certain matters relating to the Restated Certificate and the Restated Bylaws, but does not purport to be complete and is qualified in its entirety by reference to the Restated Certificate and the Restated Bylaws, copies of which are attached as Exhibits 3.1 and 3.2 and incorporated by reference herein.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the common stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board”) out of legally available funds.

Voting Rights

Each holder of the common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of a liquidation, dissolution or winding up, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Restrictions on Transfer

The Restated Certificate contains restrictions on the transfer of certain of the Company’s securities by holders who are, or would become as a result of such transfer, a holder of at least 5% of the common stock. Such restrictions were put in place in order to preserve the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended from time to time, of the Company or any direct or indirect subsidiary thereof.

Rights and Preferences

Holders of the common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of the common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

Anti-Takeover Provisions

As noted above, because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of the Company’s directors. The Restated Certificate and Restated Bylaws provide that only the chairman of the board, the chief executive officer or any officer of the Company upon the written request of a majority of the Board, may call a special meeting of the stockholders.

The Restated Certificate requires a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Restated Certificate relating to the makeup of the Board, voting requirements, liability of directors, indemnification of officers and directors, and the transfer restrictions noted above under “Restrictions on Transfer.” The Restated Bylaws requires a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Restated Bylaws. The combination of the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Because the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in the Company’s management.

In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Stockholders Agreement

Pursuant to the Plan, on the Effective Date, the Company and certain of its stockholders (collectively, the “Stockholders”), including affiliates of Whitebox Advisors, LLC (“Whitebox”), Zell Credit Opportunities Master Fund, L.P. (“ZCOF”) and Waterstone Capital Management, L.P. (“Waterstone”), entered into a stockholders agreement (the “Stockholders Agreement”) providing the Stockholders with the right, among other rights, to elect members of the Board and the boards of directors of the Company’s subsidiaries. Pursuant to the Stockholders Agreement, each Stockholder agrees to vote all securities of the Company entitled to vote for members of the Board owned or controlled by such Stockholder such that the size of the Board is five (5) directors, and to cause the election of the following persons to the Board:

(a) two (2) individuals designated by Whitebox in the two-year period following the Effective Date, and after such two-year period, Whitebox shall designate two (2) individuals so long as Whitebox or its affiliates hold at least ten percent (10%) of the outstanding shares of the common stock and one (1) individual so long as Whitebox or its affiliates hold at least five percent (5%) but less than ten percent (10%) of the outstanding shares of the common stock (collectively, the “Whitebox Designees”). In the event that Whitebox or its affiliates no longer hold at least five percent (5%) of the outstanding shares of the common stock, the Whitebox Designees shall be designated by holders of a majority of the outstanding shares of the common stock;

(b) two (2) individuals designated by ZCOF in the two-year period following the Effective Date, and after such two-year period, ZCOF shall designate two (2) individuals so long as ZCOF or its affiliates hold at least ten percent (10%) of the outstanding shares of the common stock and one (1) individual so long as ZCOF or its affiliates hold at least five percent (5%) but less than ten percent (10%) of the outstanding shares of the common stock (collectively, the “ZCOF Designees”). In the event that ZCOF or its affiliates no longer hold at least five percent (5%) of the outstanding shares of the common stock, the ZCOF Designees shall be designated by holders of a majority of the outstanding shares of the common stock;

(c) one (1) individual (the “Independent Designee”) designated jointly by Whitebox, ZCOF and Waterstone, so long as Whitebox, ZCOF and Waterstone and/or their affiliates collectively hold at least twenty percent (20%) of the outstanding shares of the common stock, which Independent Designee shall not be an affiliate of Whitebox, ZCOF and Waterstone. In the event that Whitebox, ZCOF and Waterstone are no longer collectively holders of at least twenty percent (20%) of the outstanding shares of the common stock, then the Independent Designee shall be designated by holders of a majority of the then outstanding shares of the common stock. In addition, in the event that any of Whitebox, ZCOF and Waterstone (together with its affiliates) individually no longer holds at least five percent (5%) of the shares of the common stock, then such person shall no longer be entitled to jointly designate the Independent Designee, which Independent Designee shall thereafter be designated by the remaining persons who are still entitled to appoint the Independent Designee; and

(d) To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof (each, a “Designee”) shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with the Restated Certificate.

Under the Stockholders Agreement, except with respect to Piceance Energy LLC, a Delaware limited liability company in which the Company owned 33.34% of the membership interests at the Effective Date (“Piceance Energy”), or as otherwise unanimously agreed by the Board, the Stockholders will cause their Designees to elect the same persons set forth above to be elected as the members of the board of directors or managers of all subsidiaries of the Company. Each Stockholder also will cause its Designees to vote to elect the following persons to the Board of Managers of Piceance Energy so long as the Company is a member of Piceance Energy: (i) one person designated by Whitebox, so long as Whitebox, or any one of its affiliates, is a holder of the common stock and (ii) one person designated by ZCOF, so long as ZCOF, or any one of its affiliates, is a holder of the common stock. In the event that either Whitebox or ZCOF are no longer entitled to elect managers to the Board, then such Piceance Energy Board of Managers position shall be elected by a majority of the Board.

Under the Stockholders Agreement, if (i) the Company issues additional shares of the common stock after the Effective Date to any person who, as a result of such issuance, is a holder of five percent (5%) or more of the common stock or (ii) any transferee or assignee of shares of the common stock that, by itself or together with its affiliates, is or becomes a holder of five percent (5%) or more of the shares of the common stock, then as a condition to such issuance, transfer or assignment, such purchaser, transferee or assignee shall become a party to the Stockholders Agreement.

Under the Stockholders Agreement, in the two years following the Effective Date, the Company may not consummate either (i) a merger, stock issuance, sale of all or substantially all assets, change of entity, or any similar transaction pursuant to which not all holders of securities of the Company entitled to vote for members of the Board are treated equally or (ii) a transaction with an affiliate, without prior approval from either (1) a majority of such securities not held by Whitebox, ZCOF and Waterstone or their affiliates (the “Required Majority”) or (2) the Independent Designee. If such transaction is approved by the Independent Designee without the approval of the Required Majority, the Company may not consummate any such transaction unless it also receives an opinion from an investment bank or other similar financial advisor that the contemplated transaction is fair, from a financial point of view, to the Company; provided, however, that such opinion shall only be required (i) for any transaction with a value in excess of $45 million or (ii) for any transaction with an affiliate with a value in excess of $7.5 million. Notwithstanding the foregoing, no such opinion shall be required for any capital contributions used solely to support the Company’s potential $60 million in additional capital contributions to Piceance Energy in accordance with the Amended and Restated Limited Liability Company Agreement of Piceance Energy, if the timing of such capital contributions makes obtaining such opinion impractical. Certain other identified transactions are excluded from the above requirements.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 4.2 and incorporated by reference herein.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company and the Stockholders entered into a registration rights agreement (the “Registration Rights Agreement”) providing the Stockholders with certain registration rights.

Pursuant to the Registration Rights Agreement, among other things, at any time after the earlier of the consummation of a qualified public offering or sixty (60) days after the Effective Date, any Stockholder or group of Stockholders that, together with its or their affiliates, holds more than fifteen percent (15%) of the Registrable Shares (as defined in the Registration Rights Agreement), will have the right to require the Company to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 or S-3, or any other appropriate form under the Securities Act of 1933 or the Securities Exchange Act of 1934 for a public offering of all or part of its Registrable Shares (each, a “Demand Registration”), by delivery of written notice to the Company (each, a “Demand Request”).

Within ninety (90) days after receiving the Demand Request, the Company shall file with the SEC the registration statement, on any form for which the Company then qualifies and which is available for the sale of the Registrable Shares in accordance with the intended methods of distribution thereof, with respect to the Demand Registration. The Company is required to use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after such filing. The Company will not be obligated (i) to effect a Demand Registration within ninety (90) days after the effective date of a previous Demand Registration, other than for a shelf registration, or (ii) to effect a Demand Registration unless the Demand Request is for a number of Registrable Shares with an expected market value that is equal to at least (x) $15 million as of the date of such Demand Request or is for one hundred percent of the demanding Stockholder’s Registrable Shares with respect to any Demand Registration made on Form S-1 or (y) $5 million as of the date of such Demand Request with respect to any Demand Registration made on Form S-3.

Upon receipt of any Demand Request, the Company is required to give written notice, within ten (10) days of such Demand Registration, to all other holders of Registrable Shares, who will have the right to elect to include in such Demand Registration such portion of their Registrable Shares as they may request, subject to certain exceptions.

In addition, subject to certain exceptions, if the Company proposes to register any class of its common stock for sale to the public, the Company is required, subject to certain conditions, to include all Registrable Shares with respect to which the Company has received written requests for inclusion.

The rights of a holder of Registrable Shares may be transferred, assigned or otherwise conveyed on to any transferee or assignee of such Registrable Shares, subject to applicable state and federal securities laws and regulations, the Restated Certificate and the Stockholders Agreement. The Company will be responsible for expenses relating to the registrations contemplated by the Registration Rights Agreement.

The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as suspension periods and, if a registration is for an underwritten offering, limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.3 and incorporated by reference herein.

Item 2. Exhibits.

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2012).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2012).

4.1	Form of the Company’s Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2012).

4.2	Stockholders Agreement effective as of August 31, 2012, by and among the Company, Zell Credit Opportunities Master Fund, L.P., Waterstone Capital Management, L.P., Pandora Select Partners, LP, Iam Mini-Fund 14 Limited, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, HFR RVA Combined Master Trust, Whitebox Concentrated Convertible Arbitrage Partners, LP and Whitebox Asymmetric Partners, LP (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2012).

4.3	Registration Rights Agreement effective as of August 31, 2012, by and among the Company, Zell Credit Opportunities Master Fund, L.P., Waterstone Capital Management, L.P., Pandora Select Partners, LP, Iam Mini-Fund 14 Limited, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, HFR RVA Combined Master Trust, Whitebox Concentrated Convertible Arbitrage Partners, LP and Whitebox Asymmetric Partners, LP (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2012).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAR PETROLEUM CORPORATION

By:	/s/ R. Seth Bullock
R. Seth Bullock
Chief Financial Officer

Dated: September 28, 2012